EX-99.B(h)reimb

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, effective as of May 11, 2005, by and between Ivy Investment Management Company ("IICO") and Ivy Funds, Inc., on behalf of its series designated Ivy Capital Appreciation Fund (the "Fund").

WHEREAS, Ivy Funds, Inc., a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and the Fund is a series of Ivy Funds, Inc.; and

WHEREAS, Ivy Funds, Inc. and Waddell & Reed Investment Management Company entered into an Investment Management Agreement dated as of August 31, 1992, and assigned to IICO on June 30, 2003 ("Management Agreement"), on behalf of its series including the Fund, and pursuant to which IICO provides business management and/or investment advisory services to the Fund for compensation based on the value of the average net assets of the Fund ("management fee"); and

WHEREAS, IICO has agreed to voluntarily waive the management fee for the Fund if the assets of the Fund are below $25 million; and

WHEREAS, the assets of the Fund are expected to reach the level of $25 million before July 31, 2006;

WHEREAS, Ivy Funds, Inc. and IICO have determined that, effective upon the Fund's assets reaching the $25 million level, it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1
Applicable Reimbursement Level and Term of Reimbursement. For the period from May 11, 2005 through July 31, 2006, IICO agrees to reimburse sufficient management fees to cap the expenses for its Class A shares at 1.35% (the "Reimbursement Amount").

1.2
Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the management fee payable under the Management Agreement. Alternatively, the Reimbursement Amount shall be paid monthly by IICO within the first 10 days of each calendar quarter.

2.	Termination and Effectiveness of Agreement.

	2.1	Termination. This Agreement shall terminate with respect to the Fund upon termination of the Fund's Management Agreement or on July 31, 2006, whichever comes first.

	2.2	Effectiveness. The effectiveness of this Agreement shall be contingent upon the Fund's assets reaching the $25 million level.

3.	Miscellaneous.

	3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2
Interpretation. Nothing contained herein shall be deemed to require Ivy Funds, Inc. or the Fund to take any action contrary to the Ivy Funds, Inc. Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of Ivy Funds, Inc. of its responsibility for and control of the conduct of the affairs of Ivy Funds, Inc. or the Fund.

3.3
Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart nor otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of May 11, 2005.

IVY FUNDS, INC., on behalf of its series,
IVY CAPITAL APPRECIATION FUND

By: /s/Kristen A. Richards
Kristen A. Richards, Vice President

IVY INVESTMENT MANAGEMENT COMPANY

By: /s/Henry J. Herrmann
Henry J. Herrmann, President